

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Christopher Dunleavy
Chief Financial Officer
USMD Holdings, Inc.
6333 North State Highway 161, Suite 200
Irving, Texas 75038

> **Re:** **USMD Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 23, 2010**
> **File No. 333-171386**

Dear Mr. Dunleavy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of USMD and Ventures through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of USMD and Ventures.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Letter to the Shareholders of USMD Inc…, page 1

3. We note your cross reference to the "Risk Factors" section. Please include the page number for the Risk Factors section.

Questions and Answers About the Special Meetings and the Contribution, page 10

Q. What steps did Ventures take to alleviate any potential conflicts of interest…, page 11

4. Please include a separate question and answer discussing what steps USMD took to alleviate any potential conflicts of interests. To the extent that no steps were taken, please disclose the reason for not taking such steps. Please provide similar disclosure on page 48 under the heading "Interested Directors."

Summary, page 15

Transaction Consideration and Adjustments, page 16

5. We note that Ventures will exchange all the equity shares of its wholly-owned subsidiary UANT as part of the assets it will contribute to Holdings. Please disclose the remaining assets that Ventures will contribute to Holdings in the transaction.

Risk Factors, page 16

6. Please expand you bulleted list of risk factors to disclose that after the Contribution Ventures is expected to own 94% of your outstanding common stock, which will limit the ability of other shareholder to influence corporate matters.

Interest of the Managing Partner of Ventures and of the Directors and Officers of USMD in the Transaction, page 19

7. Please quantify the ownership percentage and partnership interest that Dr. John House has in USMD and Ventures, respectively. Also, disclose the entity that has the controlling interest in USMD and Ventures.

Effective Time of Transaction, page 20

8. On page 11 you disclose that the consummation of the Contribution will occur immediately after the special meetings of USMD shareholders and Ventures partners. On page 20 you disclose that the Contribution will be effected on or prior to July 1, 2011. Please revise your disclosure to provide consistent disclosure as to when the Contribution will take place.

Anticipated Accounting Treatment, page 20

9. You disclose that the merger transaction will be accounted for by the purchase method of accounting. Please explain how you determined that the purchase method is the appropriate accounting treatment for the merger transaction. In your response please tell us what consideration was given to the guidance provided by ASC 805-50-15-6 and ASC 805-50-30 *Business Combinations*. Refer also to the guidance in paragraph 3of EITF 02-5.

10. USMD Holdings, Inc. appears to be a shell company that, after the Contribution, will continue the business operations of USMD, UANT and Ventures. Disclosures state that the former Ventures partners will receive a total of 9,339,061 shares of the 10,000,000 common stock shares to be issued by Holdings in the transaction. Based on this, please provide your analysis of how you determined that this transaction is an acquisition by USMD of the Venture businesses with what appears to be Holdings as the surviving entity. Also, provide your analysis of which entity's former owners will have the controlling interest and hold the majority shares in Holdings after the Contribution. In addition, please tell us why you do not believe that USMD Holdings, Inc. is the accounting acquirer taking into consideration the $30 million note that will be issued by Holdings Inc. Please evaluate the guidance in ASC 805-10-55-10 through ASC 805-10-55-15 in your analysis.

Risk Factors, page 26

General

11. Please include a new risk factor discussing that Holdings intends to qualify as a "controlled company" for purposes of the governance rules of the NYSE Amex. Please discuss how the governance rules are different for controlled companies.

If our consolidated subsidiaries and the health care providers we manage fail to…, page 26

12. Please expand your disclosure to generally describe the term and termination provisions of the managed care contracts. Also, to the extent you are substantially dependent on any of these contracts, please describe the material terms of the contract in your filing and file a copy as an exhibit.

The deterioration in the collectability of accounts receivables…, page 28

13. To the extent you have experienced a deterioration in the collection of accounts receivables, please disclose that fact and quantify the magnitude of such deterioration.

If we or our consolidated subsidiaries and the health care provides…, page 31

14. Please expand your risk factor to disclose the limits of your professional malpractice liability insurance and general liability insurance.

We do not have exclusive control over the distribution of revenues …, page 31

15. To the extent that revenues derived from your minority investments in entities that own and operate healthcare facilities are material, individually or in the aggregate, please identify such entities and quantify the associated revenues received.

New and proposed federal and state laws and regulatory initiatives relating to…, page 32

16. Please revise your risk factor to expand your description of the "future federal legislation" that you anticipate will be enacted "that will significantly reform healthcare."

The concentration of our capital stock ownership with insiders…, page 37

17. You disclose that Ventures is expected to own approximately 94% of Holdings outstanding common stock. On page 11, however, you disclose that if the contribution had been completed as of December 31, 2009, Ventures would have received 3,779,515 shares out of the total 10 million shares to be issued. Please revise you disclosure throughout the filing to clarify how many shares Ventures will own after the contribution, similar to the disclosure you have provided in the second full paragraph on page 61.

The lack of a public market for the equity interests…, page 39

18. Please disclose any material changes to the results of operations or financial condition of USMD, UANT and Ventures subsequent to August 31, 2009 valuation.

We will not close the Contribution…, page 39

19. You disclose that you currently have shareholder equity in excess of $75 million. Please confirm that for purposes of the definition of "smaller reporting company" in Rule 12b-2 of the Exchange Act your public float is less than $75 million or, in the alternative, please tell us your basis for indicating on the cover page of your registration statement that you are a smaller reporting company.

USMD and Ventures have incurred and will continue to incur…, page 40

20. To the extent material, please disclose the estimated total transaction costs of the Contribution.

<u>USMD and Ventures may waive one or more of the conditions…, page 41</u>

21. Please expand your risk factor to provide a summary of the specific conditions to which you refer .

<u>Forward-Looking Statements, page 43</u>

22. Please delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. A company that is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 at the time a forward-looking statement is made cannot avail itself of the protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934.

<u>The Special Meeting of Ventures Partners, page 44</u>

<u>Solicitation of Proxies, page 45</u>

23. To the extent the solicitation will be made by specially engaged employees or paid solicitors, please provide the disclosure required by Item 4(a)(3) of Schedule 14A. To the extent applicable, please provide similar disclosure for USMD on page 48.

<u>Recommendations of USMD Board of Directors, page 51</u>

24. Please expand your disclosure in this paragraph and in every other place where you have the recommendation of USMD's Board of Directors to disclose that all the directors are considered interested directors.

<u>The Transaction, page 52</u>

<u>Background of the Transaction, page 52</u>

25. Please consider including disclosure in this section that would point the reader to the organizational chart on page 73.

26. We note that the valuation of USMD, UANT and Ventures is as of August 31, 2009. Please discuss why the parties to the Contribution felt that it was not necessary to obtain more current valuations of those entities. Also, please discuss whether any material changes in USMD's, UANT's or Ventures' operations, performance or in any of the projections or assumptions upon which VMG Health based its opinion have occurred or are anticipated to occur before the completion of the Contribution.

Fairness Opinion of VMG Health, page 56

27. To the extent VMG Health prepared briefing materials or other information to be presented to the board of directors of USMD or UANT, or to the Managing Partner of Ventures, please file a copy of those briefing materials as exhibits to your registration statement.

Background of the Engagement, page 56

28. To the extent any portion of the fee payable to VMG Health is contingent upon the consummation of the Contribution, please disclose that fact and quantify the portion of the fee that is contingent on the consummation of the Contribution.

Financial Analysis Performed, page 59

29. Please include a new risk factor that discusses that your financial advisor was able to rely only on the discounted cash flow analysis in order determine the valuations of USMD, UANT and Ventures.

30. The fairness opinion in Annex B indicates that VMG Health analyzed the value of USMD, UANT and Ventures "based upon the Cost Approach, Market Approach, and Income Approach." Please tell us whether these tests are the same as the ones described under the headings "Guideline Company Method," "Merger and Acquisition Method" and "Discounted Cash Flow Analysis." Otherwise, please describe the Cost Approach, Market Approach, and Income Approach in your filing.

Discounted Cash Flow Analysis, page 60

31. Please disclose the financial forecasts and estimates relating to USMD, UANT and Ventures for the fiscal years 2010 through 2014 that were prepared by managements of USMD, UANT and Ventures. This information is material to understand the discounted cash flow analysis performed by VMG Health.

32. Please disclose VMG Health's conclusions regarding the value of USMD, UANT and Ventures based on their discounted cash flow analysis and elaborate on the rationale for using a discount rate that ranged from 15–20%.

33. We note that VMG Health has provided in the past and is currently providing valuation and financial advisory services to USDM, UANT and Ventures. Please provide a quantitative description of the fees paid or to be paid to VMG Health and its affiliates by USDM, UANT and Ventures.

Transaction Consideration and Adjustments, page 60

34. Please quantify the value of the contributions to Holdings that will be made by Ventures, UANT and USMD as determined by the valuation conducted by VMG Health as of August 31, 2009.

35. Please describe the nature of and quantify the amount of the deferred payment obligations to certain shareholders of USMD.

U.S. Federal Income Tax Consequences of the Transaction , page 62

36. The bolded language in the first paragraph states that no opinion has been provided on the tax treatment of the Contribution or on any other tax matter. However, you have filed as Exhibit 8.1 a tax opinion. Please revise your disclosure to eliminate this inconsistency.

General, page 62

37. Please revise the language in this section to expressly state that the discussion of the tax consequences of the Contribution and the investment in Holdings is the "opinion" of counsel.

Information about the Companies, page 73

38. Please revise your organizational chart to disclose the approximate percentages that each of USMD shareholders and Ventures will own after the Contribution.

Industry Overview, page 74

39. Please revise your disclosure throughout this section to disclose the sources for the numerical data (for example, 150 million patients are diagnosed with UTI yearly, direct cost of incontinence in the United States alone approaches 16 billion dollars, etc.).

Business of UANT and Ventures, page 80

40. We note that UANT and Ventures hold equity investments in a number of healthcare services businesses. We also note that on page 81 you identified those businesses. To the extent any of those businesses is material, please expand your disclosure to briefly disclose the nature of those businesses. If you believe none of those businesses is material, please tell us why.

Management's Discussion and Analysis

Results of Operations, page 92

41. Please revise the table and discussion in results of operations, cash flows, and liquidity and capital resources to present the historical financial statements of USMD. Pro forma information may be presented as supplemental information, but should not be more prominent than the historical financial information.

42. Please explain the nature of the Hospital Management Revenue in the nine months ended September 30, 2010. Clarify if you are receiving management fees from THR or what changed in the nine months ended September 30, 2010.

Critical Accounting Policies and Estimates, page 99

43. Please clarify in the filing that the assumptions used in the "Effect if Actual Results Differed from the Assumptions" are based on changes that are reasonably likely to occur in the future. Also please revise the sensitivity analyses presented for UANT beginning on page 115.

Pro Forma Financial Data for Holdings, page 120

44. We note the common stock shares represented in the unaudited pro forma condensed combined balance sheet are those of USMD, Inc. Please tell us how you determined the common stock shares that should be presented in the pro forma financials. Clarify how you have reflected issuance of the 10,000,000 shares by Holdings in the pro forma information. Also please clarify how many shares of USMD Holdings Inc. will be outstanding after the transaction.

45. Please revise to include a column for financial information of USMD Holdings, Inc. and provide the audited financial statements or explain why that information is not required. If USMD Holding, Inc. has not commenced operations and has no (or nominal) assets or liabilities, please state that fact and discuss any contingent liabilities and commitments in detail.

46. With regards to note F to the pro forma financials, please provide a breakout of what is included in other assets. Disclose the amortization period for each amortizable asset and provide an adjustment to the pro forma income statements as appropriate. Tell us what consideration was given to the guidance in ASC 805-20-25-10 in identifying intangible assets.

47. With regards to note G to the pro forma financials, please revise the income statement effect for the periods ending December 31, 2009 and September 30, 2010 as the amounts appear to be transposed. It appears that the $500 is the effect on the income statement for

the period ending December 31, 2009 and $375 is for the period ending September 30, 2010.

48. Refer to note H. Please tell us why you believe reclassifying the distributions to salaries and benefits is factually supportable and will have a continuing impact on the company pursuant to Rule 11-02(b)(6) of Regulation S-X.

49. Please include adjustments in the pro forma information for the deconsolidation of USMD Arlington and USMD Fort Worth. Refer to Rule 11-01(a) of Regulation S-X. Also, it appears that the gain on deconsolidation and sale should be eliminated in the pro forma adjustments.

50. Please revise the USMD Inc. and UANT historical balance sheets to agree with the balance sheet provided in the filing on pages F-30 and F-54. Any adjustments should be presented as pro forma adjustments. Also, please revise the historical Statements of Operations for USMD to agree to the financial information presented on page F-31. Revise throughout the filing as necessary.

51. Undistributed earnings or losses of the partnership should be reclassified to paid-in capital in the pro forma statements. That presentation assumes a constructive distribution to the owners followed by a contribution to the capital of the corporate entity. Refer to Staff Accounting Bulletin 4:B.

52. Please provide an adjustment for income taxes for the effect of the adjustments to the pro forma information. In addition, since UANT was previously a limited partnership, please provide an adjustment to income taxes as if the partnership had been incorporated.

Holdings Executive Compensation, page 130

Severance and Change of Control Benefits, page 131

53. To the extent you finalize severance agreements with your executive officers prior to the effectiveness of this registration statement, please file copies of those agreements as exhibits and describe the material terms of the agreements in your filing.

Transactions with Related Persons, page 131

54. Please file as exhibits copies of any notes relating to USMD's indebtedness with Dr. House and Dr. Thompson.

Experts, page 146

55. We note the number of Holdings common stock shares to be issued to the USMD shareholders and Ventures partners is based on the relative fair value of their

contributions as of August 31, 2009 as determined by Value Management Group, LLC d/b/a VMG Health. The fairness opinion report issued by VMG Health is included at Annex B. Your reference to valuation work performed by VMG Health used to determine relative fair values and inclusion of their report constitutes that of an expert. Please name VMG Health in the Experts section of the Form S-4. Additionally, please file a consent from the valuation expert for the use of the experts name and findings in your exhibits.

Financial Statements for USMD Inc. and Subsidiaries

Note 1 – Organization and nature of Operations, page F-7

56. We note that USMD has a 5% interest in USMD Arlington Hospital, a 20% partnership in USMD Fort Worth Hospital, beneficially holds a 100% interest in the general partners of both of the hospitals, and manages the hospital operations pursuant to long-term contractual management agreements. Please demonstrate your basis for consolidating USMD Arlington Hospital and USMD Fort Worth Hospital with the USMD financials. In your response, consider the criteria set forth in ASC 810-10-15, *Consolidation - Variable Interest Entities and Consolidation of Entities Controlled by Contract*. Also, refer to ASC 810-20-25.

Note 15- Subsequent Events
Loss of Control of Hospital Subsidiaries, page F-27

57. Please tell us why you believe that you lost control over the subsidiaries and were required to deconsolidate. Specifically clarify why the criteria that required you to consolidate no longer existed after THR acquired additional shares of your subsidiaries and explain what changes to the partnership agreements were made and the effect of those changes. Tell us what clause in the agreement resulted in you overcoming the presumption that USMD, as the general partner, should consolidate USMD Arlington and USMD Fort Worth. Refer to ASC 810-20-25. Also consider the guidance in ASC 810-10-25-38A through 810-10-25-38G, 810-10-25-73, and 810-10-15-22.

USMD Condensed Consolidated Balance Sheet for the nine months ended September 30, 2010, page F-30

58. Based on Note 4 – Goodwill on page F-14, $7,389,000 of the goodwill related to the Hospital Division, which appears based on "The Companies" on page 15 to relate to the two entities, USMD Arlington Hospital and USMD Fort Worth Hospital. Please tell us why goodwill has not decreased as a result of the deconsolidation of USMD Arlington Hospital and USMD Fort Worth Hospital in the nine months ended September 30, 2010.

UANT Financial Statements for the years ended December 31, 2009 and 2008

59. Please tell us why only two years of financial statements have been presented in the filing. Refer to Form S-4, Item 17(b)(7) and consider the comment issued above regarding the accounting acquirer.

Annex B: Fairness Opinion of VMG Health

60. We note the limitation on reliance by equity holders that the fairness opinion provided by VMG Health "was undertaken … for the sole benefit of the Board of Directors of USMD, the Board of Directors of UANT, and the Managing Partner of Ventures," which appears in the last paragraph of page B-3 of the opinion. Please delete the language limiting reliance by shareholders. Alternatively, disclose the basis for the belief that shareholders cannot rely upon the opinion to support any claims against the financial advisors arising under applicable state law (for example, the inclusion of an express disclaimer in the financial advisors' engagement letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisors would have no effect on the rights and responsibilities of either the financial advisors or the board of directors under the federal securities laws.

Item 21. Exhibits and Financial Statement Schedules, page II-2

61. Please file a copy of the $30 million promissory note issued by Holdings to Ventures as an exhibit to the registration statement.

62. Please file copies of USMD's management agreements with USMD Arlington Hospital and USMD Fort Worth Hospital or provide us with a detailed analysis supporting your conclusion that you are not substantially dependent on those management agreements.

Exhibit 8.1

63. We note that the tax opinion states that "the statements regarding the U.S. federal income tax consequences of the Contribution set forth in the Registration Statement under the heading 'U.S. Federal Income Tax Consequences of the Transaction' are true in all material respects and describe all of the material U.S. federal income tax consequences of the Contribution." Please revise this statement to expressly state that the statements under such heading are the "opinion" of counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Dan Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Bruce H. Hallett
   Hallett & Perrin
   2001 Bryan Street, Suite 3900
   Dallas, Texas 75201